

November 16, 2012

<u>Via E-mail</u>
Chungmai Kang
Chief Financial Officer
Tsingda eEDU Corporation
No. 39, Block 74, Lugu Rd.
Shingjingshan District,
Beijing, PR China 101105

  Re: **Tsingda eEDU Corporation**
    Form 10-K
    Filed March 30, 2012
    Response dated November 6, 2012
    File No. 000-52347

Dear Mr. Kang:

   We have reviewed your response dated November 6, 2012 and submitted on November 7, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Corporate Structure and Related Agreements, page 2</u>

1. Please revise your organizational chart to identify the shareholders of Tsingda Education and include footnote disclosure indicating such shareholders' roles, if any, with respect to Tsingda eEDU. In addition, please revise the chart to include the abbreviated name used elsewhere in the filing for Tsingda Century Education Technology Co., Ltd.

2. We note your response to comment 16 from our letter dated October 1, 2012 and your statement on page 3 (and elsewhere in your proposed disclosure) that the option agreement grants the WFOE the right and option to acquire the equity interest in Tsingda Education "upon an event of default." However, Section 1 of the Option Agreement you propose to file as Exhibit 10.3 to your Form 10-K seems to indicate that such option may be exercised at any time. Please revise or explain.

3. Please tell us the business scope of Tsingda Education. If Tsingda Education's business scope does not include tutoring and test preparation, revise your disclosure to include a risk factor addressing any risks associated with the conduct of business outside the scope such license.

Liquidity and Capital Resources, page 55

4. We note your response to comment 2 from our letter dated October 1, 2012 as well as your reference on page 57 and in the Exhibit Index of your proposed disclosure to a Co-operation Agreement with Beijing ShangXue Educational Technology Co. However, the agreement provided with your response is titled a "Share Investment Agreement." Please revise.

Note 9 – Due from the Related Party, page 100

5. We note your response to comment 18 from our letter dated October 1, 2012 and your statement that US$2.9 million "had been returned" to you as of March 6, 2012. Please clarify whether the loan and the Investment Agreement between the parties have been terminated and indicate whether Mr. Zhou intends to repay the $100,000 he did not return to you. In addition, please identify Mr. Zhou's position with the company.

     Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Adam Mimeles, Esq.